UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Joolez, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> December 4, 2020
> *Joolez LLC was formed May 9, 2016, and Joolez, Inc. was incorporated December 4, 2020. The acquisition of the assets and liabilities of the LLC by the c-corp was completed in January 2021.*

Physical address of issuer
37 West 47th Street, Ste. 208, New York, NY 10036

Website of issuer
joolez.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank and Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
September 6, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (November 31, 2019)**
Total Assets	$1,551.82	$1,549.64
Cash & Cash Equivalents	$1,551.82	$1,549.64
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2.18	$1.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$58,854.21	$1.00

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2021

FORM C/A

Up to $250,000.00

Joolez, Inc.



Joolez, Inc., (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on April 5, 2020. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Note

      This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Joolez, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The

minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

This Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will be entitled to receive (i) five percent (5%) commission the total number of Crowd Notes sold by the issuer in the Offering, and (ii) a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

[1]   This excludes fees to Company's advisors, such as attorneys and accountants.
[2]   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering. MicroVenture Marketplace Inc. will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an

offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at joolez.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is April 29, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE

COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "will," "may," "could," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: joolez.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to

the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Joolez, Inc. (the "Company") is a Delaware Corporation, formed on December 4, 2020. Joolez LLC was formed May 9, 2016, and Joolez, Inc. was incorporated December 4, 2020. The acquisition of the assets and liabilities of the LLC by the c-corp was completed in January 2021.

The Company is located at 37 West 47th Street, Ste. 208, New York, NY 10036.

The Company's website is joolez.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Joolez provides an AI powered platform shopping experience for diamonds and engagement rings. The Company has engineered an e-commerce marketplace with AI algorithms, behavioral science, and a global diamond supplier network to offer a bias-free, personalized product discovery experience that is fast, easy, and comforting even for those without prior diamond knowledge.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$250,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 6, 2021
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have limited history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Joolez LLC was formed May 9, 2016, and Joolez, Inc. was incorporated December 4, 2020. The The acquisition of the assets and liabilities of the LLC by the c-corp was completed in January 2021. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently

does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our AI powered diamond ring e-commerce platform is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing AI powered diamond ring e-commerce platforms and jewelry products and thus may be better equipped than us to develop and commercialize the Joolez diamond ring e-commerce website. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our AI powered diamond ring e-commerce platform will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide precious stones, ring settings, and packaging materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide precious stones, ring settings, and packaging materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse

effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular precious stone, ring setting, or packaging material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of diamond rings, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We will suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have

increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Yuri Iskhakov who is the Chief Executive Officer and sole director of the Company. The Company has or intends to enter into employment agreement with Yuri Iskhakov in the future when resources allow, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Yuri Iskhakov or any member of the board of directors, executive officers, or key employees could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive

advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. We rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Yuri Iskhakov in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if Yuri Iskhakov dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited or reviewed financial statements.
Therefore, you have no independent registered accounting firm's audited or reviewed financial information regarding the Company's capitalization or assets or liabilities on which to make your

investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations

of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the U.S. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the U.S to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot

be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales are expected to occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the U.S or abroad, could disrupt supply chain operations or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Government regulation is evolving, and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the

regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic

conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Crowd Notes and underlying securities will not be freely tradable until one year from the initial purchase date. Although the Crowd Note and underlying securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note and the underlying securities. Because the Crowd Note and the underlying securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities nor the underlying securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities or the underlying securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right

or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and may convert such Securities at its sole discretion and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy Purchasers are giving up the right to vote on important matters, including significant corporate actions like mergers, amendments to the Company's certificate of incorporation, a liquidation of the Company and the election of directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may

disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Joolez provides an AI powered platform shopping experience for diamonds and engagement rings. The Company has engineered an e-commerce marketplace with AI algorithms, behavioral science, and a global diamond supplier network to offer a bias-free, personalized product discovery experience that is fast, easy, and comforting even for those without prior diamond knowledge.

Business Plan

Joolez aims to become the go-to marketplace for diamond engagement rings. The Company is committed to providing the best user experience for its customers via its innovative e-commerce platform, powered by AI, to deliver a personalized diamond discovery tour. The Company leverages its global diamond network membership to provide an array of stones to meet a customer's wants and wishes. It is also continuously exploring relationships with other jewelry vendors to expand inventory options at very low cost. As part of its strategy, Joolez continues to expand its platform with new innovative ways to shop for rings online. The next phase of growth includes the addition of a social shopping feature "Shop Together" to expand the diamond ring purchasing experience to couples instead of the traditional one-sided transaction. The social shopping experience would allow couples to shop for rings together via the platform. The company is currently building the feature. Joolez's next update to is product recommendation algorithm is intended to create an advanced product recommendation engine for rings revolving around fashion preferences and persona relevance. As the customer network grows, the AI

recommendation engine should begin to learn new shopping behaviors and create smarter product recommendations in real-time.

Joolez's New York City location handles all products coming in and out for the Company. Once a diamond or ring is purchased online, the Company appropriates the items from its network of vendors, and its GIA certified gemologist validates each ring after assembly prior to shipping.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Diamonds	Rings designed by Joolez's AI recommendation engine are created in house at the Company's shop in New York City's Diamond District.	Diamond engagement ring market
Engagement Rings	Joolez offers pre-designed engagement rings available in many styles to fit anyone's personal distinction, fashion, and personality. Its rings are curated rings from a its vendor base and aim to please all tastes and preferences	Millennials and Gen Z represent 32% of luxury spending and often start their brand discovery experience online[1]

Competition

The Company's primary competitors include online diamond retailers such as Blue Nile, Rare Carat, James Allen, and Brian Gavin. Other competitors include traditional jewelry store operators in the global diamond and jewelry industry.

Customer Base

The Company's target customers are primarily millennials and Gen Z couples preparing for marriage and starting families.

Intellectual Property

Trademarks

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[1]   https://www.forbes.com/sites/pamdanziger/2019/05/29/3-ways-millennials-and-gen-z-consumers-are-radically-transforming-the-luxury-market/?sh=d97b21c479fd

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5149718	Jewelry	Joolez	May 26, 2016	February 28, 2017	USA

The Company develops intellectual property in-house but does not currently have any patents or copyright registrations. The Company protects its intellectual property by maintaining it as a trade secret.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 37 West 47th Street, Ste. 208, New York, NY 10036.

The Company conducts business in New York.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Campaign marketing expenses or related reimbursement	5.00%	$2,500	1.20%	$3,000
General Marketing	40.00%	$20,000	40.00%	$100,000
Research and Development	40.00%	$20,000	40.00%	$100,000
Equipment Purchases	0.00%	$0	2.00%	$5,000
General Working Capital	10.00%	$5,000	11.80%	$29,500
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of this Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors, officers, or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Yuri Iskhakov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Chief Executive Officer, December 2020 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Yuri Iskhakov is the founder of Joolez and the Company's most senior executive officer. He is responsible for the Company's administrative affairs, which include the duties of financial, operational, and marketing officers. He holds Graphic Design and Fine Art degrees from Queens College, Collins College, and The Cooper Union for Advancement of Science and Art.

Other experience includes:

Chief Executive Officer and Founder, Nano Lab Venture Studio. July 2007 to Present
- Handles day-to-day executive functions of the business and manages a team of individuals with expertise in experience design, e-commerce business, and marketing to help businesses grow and scale.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees located in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	3,176,126
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3,176,126

Type of security	Class P Preferred Stock
Amount authorized and outstanding	1
Voting Rights	The one preferred share has voting rights equal to the number of shares of common stock issued and outstanding (on as converted basis) plus the number of other votes held by any other preferred shares (if any). It has no economic rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Not applicable

The Company is authorized to issue up to 100,000 shares of preferred stock. As of April 5, 2021, no preferred stock has been issued.

As of April 5, 2021, the Company has no debt outstanding.

Ownership

As of December 2020, a majority of Joolez, Inc. is owned by Nano Web Group Ltd. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nano Web Group Ltd.	92.5%

Yuri Iskhakov is the Sole Owner and Founder of Nano Web Group and has voting power in excess of 20%, with respect to common stock held by Nano Web Group LTD.

FINANCIAL INFORMATION

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

The Company is pre-revenue and at the close of December 2020, it had cash assets of $1,552. That balance is still the same as of February 2020. The Joolez brand and logo are registered with the U.S. Patent and Trademark Office.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on achieving company milestones, building out its online platform and raising additional capital to fund operations.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $1,551.82 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the short term.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 6, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of four percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000.00 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not

a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($3.4 million or $4 million, depending on whether the Purchaser is an early bird investor), as defined below by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in

substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such

transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Yuri Iskhakov
Relationship to the Company	Founder and CEO
Total amount of money involved	$0.00
Benefits or compensation received by related person	Majority equity interest in the Company's Common Stock. Three (3) million shares
Benefits or compensation received by Company	Support, technology and other business services
Description of the transaction	Nano Web Group is controlled by the Company's Founder and CEO Yuri Iskhakov. Nano Web Group provides tech and other support services to the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Yuri Iskhakov
Relationship to the Company	Founder and CEO
Total amount of money involved	N/A
Benefits or compensation received by related person	Business concerns wholly owned and/or controlled by Yuri Iskhakov (Nano Web Group, Joolez LLC, Joolez Corp., collectively the "Service Providers") shall be paid a fee in such amount for support and business services including, but not limited to website design, technology, maintenance, ecommerce and marketed as shall be mutually agreed upon by the Company and Service Provider.
Benefits or compensation received by Company	The full and faithful performance and completion of any support and/or business services in accordance with the terms and conditions agreed upon with the Service Provider
Description of the transaction	Additional support, technology or other business services provided by Service Providers.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Yuri Iskhakov
(Signature)

Yuri Iskhakov
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Yuri Iskhakov
(Signature)

Yuri Iskhakov
(Name)

CEO
(Title)

April 29, 2021
(Date)

I, Yuri Iskhakov, being the founder and CEO of Joolez, Inc. (the "Company"), do hereby certify as of the date hereof that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/Yuri Iskhakov
(Signature)

Yuri Iskhakov
(Name)

CEO
(Title)

April 29, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Video Transcript
Exhibit F   Pitch Deck
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

JOOLEZ, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2020 AND 2019

JOOLEZ, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

	December 31,	
	2020	2019
ASSETS		
CURRENT ASSETS:		
Cash	$ 1,552	$ 1,550
	$ 1,552	$ 1,550
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY		
STOCKHOLDERS'/MEMBERS' EQUITY:		
Common stock, par value, authorized 10,000,000 shares		
Common stock, par value, authorized 100,000 shares		
Retained earnings	1,552	1,550
Total Stockholder's/Members' Equity	1,552	1,550
	$ 1,552	$ 1,550

JOOLEZ, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

| | Year Ended December 31, | |
	2020	2019
OPERATING EXPENSES:		
Consulting expense	$ 34,451	$ -
Advertising expense	4,309	-
Travel expense	790	-
Payroll expense	16,371	-
Payroll taxes	2,910	-
Other expenses	25	-
	58,856	-
OPERATING LOSS	(58,856)	-
OTHER INCOME-		
Other income	(2)	(1)
NET (LOSS) INCOME	$ (58,854)	$ 1

	Total	Common Stock		Preferred stock		Retained Earnings
		Number of Shares	Amount	Number of Shares	Amount	
BALANCES, DECEMBER 31, 2018	$ -	-	$ -	-	$ -	$ -
YEAR ENDED DECEMBER 31, 2019						
Contributions	1,549	-	-	-	-	1,549
Consolidated net income	1	-	-	-	-	1
BALANCES, DECEMBER 31, 2019	$ 1,550	-	$ -	-	$ -	$ 1,550
YEAR ENDED DECEMBER 31, 2020						
Stocks authorized		10,000,000	-	100,000	-	
Contributions	58,856	-	-	-	-	58,856
Consolidated net loss	(58,854)	-	-	-	-	(58,854)
BALANCES, DECEMBER 31, 2020	$ 1,552	$10,000,000	$ -	$ 100,000	$ -	$ 1,552

STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss (income)	$ (58,854)	$ 1
Net cash flows from operating activities	(58,854)	1
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from member	58,856	1,549
Net cash flows from investing activities	58,856	1,549
NET INCREASE IN CASH AND CASH EQUIVALENTS	2	1,550
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,550	-
CASH AND EQUIVALENTS, END OF YEAR	$ 1,552	$ 1,550
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION -		
Cash paid during the year for income taxes	$ 25	$ -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation and Description of the Company:

Operations and Organization – Joolez, Inc. established in 2021 and its wholly-owned subsidiary Joolez LLC is a robust marketing platform powered by artificial intelligence which aims to curate and facilitate sales of fine jewelry and diamonds between vendors and consumers.

Principles of Consolidation -The consolidated financial statements include the accounts of Joolez Inc. and its wholly-owned subsidiary, Joolez LLC, collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 2 - Summary of Significant Accounting Policies:

Estimates and Uncertainties - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Equipment revenue is recognized on the sale of cellular phones when the equipment is shipped. Commissions earned from the carrier begin upon activation of the cellular service and are recognized over the course of the service period until the subscription is terminated.

Cash - The Company maintains its cash balances in financial institutions and brokerage houses. The balances in financial institutions are insured by the Federal Deposit Insurance Corporation. At times, cash balances may exceed insured limits.

Sales Taxes - The Company does business in a state and local jurisdiction which imposes a sales tax on the Company's services provided to non-exempt customers. The Company collects that sales tax and remits the entire amount to the state and local jurisdiction. The Company's accounting policy excludes the tax collected and remitted to the state and local jurisdiction from revenue and cost of sales.

Advertising and Promotion Costs - Advertising costs are expensed as incurred and totaled $4,309 at year end December 31, 2020. There were no advertising expenses in 2019.

Income Taxes –Joolez, Inc. is a C-Corporation and income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, principally for accrued expenses, inventory capitalization and depreciation and amortization. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service, or other tax authority. Company management has analyzed the tax positions the Company has taken and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability, or disclosure in the consolidated financial statements.

EXHIBIT B

Company Summary



MicroVentures

Joolez

Company: Joolez

Market: E-commerce jewelry retail

Product: AI Powered Diamond Store Platform

Company Highlights

- Powered by one of the largest diamond and jewelry trading networks around the globe with access to more than 1 million diamonds and thousands of jewelry pieces[i]
- Utilizes behavioral science and artificial intelligence (AI) to provide advanced product discovery diamond recommendations
- Its proprietary technology was designed to understand all facets of diamonds and assess a customer's
- Team has a combined 25 years of combined experience in the sales and marketing and diamond industry

EXECUTIVE SNAPSHOT

Joolez is a diamond ring marketplace powered by behavioral science and artificial intelligence (AI). The company's marketplace is designed to help couples find the perfect diamond ring for their engagement. The Joolez team has a combined 25 years of experience in the diamond industry and has interviewed hundreds of couples, gaining insight into what can help make the purchasing experience less fraught and more joyous. The company's AI algorithm is engineered to change the way consumers shop for diamond rings online, in a way make that is less overwhelming, more efficient, and as stress-free as possible.



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to [Regulation CF investment limits](), are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $3.4 million valuation cap instead of a $4 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20%



discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3.4 million valuation cap (instead of $4 million).

$1,000 - Custom engravement on your ring chosen from the Joolez app
$5,000 - Free appraisal certificate for any piece of jewelry of your choice from our partners at American Appraisal Association (1 certificate per investor, total 10 certs - a value of $150)
$10,000 - Custom design of any engagement ring of your choice. Includes consultation with our jeweler, concept design, and 3D rendering of the ring ready for production ($550 Value)

COMPANY SUMMARY

Opportunity

Getting engaged and popping the question can be a wonderful experience but purchasing a diamond engagement ring can be quite nerve-wracking. The need to buy a diamond ring doesn't come around often, and knowledge about the diamond buying process isn't common. Often, the fear of paying too much, or worse, choosing the wrong ring, can create a lot of unease. Joolez is a diamond ring marketplace powered by behavioral science and artificial intelligence to help couples find the perfect diamond ring.

Headquartered in New York's Diamond District, Joolez aims to become the go-to online marketplace for diamond engagement rings. The company is committed to providing the best user experience for its customers via its innovative e-commerce platform, powered by AI, to deliver a personalized diamond discovery tour. The company leverages its global diamond network membership to provide an array of stones to meet a customer's wants and wishes and is continuously exploring relationships with other jewelry vendors to expand inventory options at low costs. Over the years, the team at Joolez has interviewed hundreds of couples and gained insight into what makes the diamond ring purchase experience less fraught and more joyous. The company uses AI technology to learn what is important to the customer based on the customer's shopping journey. The model analyzes diamond variables such as cut, carat, clarity, and color, comparing them against the user's preferences, trends and demographics, to curate the most relevant diamond recommendation from hundreds of thousands of diamonds. A virtual diamond assistant advises the difference between selected diamonds and even highlights a "good deal" when one is available based on size, quality or overall value.



The company is now developing a "Shop Together" feature to address a growing demand for both parties to be involved in the decision-making process of buying a diamond engagement ring. This is intended to allow the


couples to make a decision together as a team, helping ensure the proposer doesn't pick the wrong ring which could cause conflict or resentment.

Product

Rings recommended by Joolez's AI recommendation engine are handcrafted in-house at the company's affiliated fulfilment shop in New York City's Diamond District. Joolez offers pre-designed ring settings in many styles to fit a variety of taste, fashion, and personality preferences. Its rings are curated from its vendor base and offered in a variety of precious metals such as white gold, yellow gold, and platinum. Joolez is committed to ethically and responsibly sourced diamonds and materials curated from trusted vendors around the world. All of Joolez's listed diamonds are certified by major industry labs such as the Gemological Institute of America (GIA) from sources that have pledged to follow the Kimberley Process Certification Scheme (KPCS) as part of its commitment to help reduce the flow of conflict diamonds.



The technology

Creating a ring with Joolez starts with picking the right diamond. Customers pick their preferred shopping journey i.e. shop by price, size, or shape and move on to selecting what is important to them in a diamond such as Best Value, Biggest Size, or Best Quality. The system makes certain predictions to recommend a diamond to reflect your choices.



Customers can use levers within the featured category to toggle back and forth between the various levels of the diamond; Price, Size and Quality. With every click and change in feature preference, Joolez's algorithm will make a deep-analysis of multiple unique properties of currently available diamonds on its worldwide network in real-time to recommend the best possible option and prompt bias-free advice on a good deal when one is available.



Education

The Joolez platform also provides diamond education and explanations of the four Cs considered when grading a diamond: cut, color, clarity, and carat. Each topic provides descriptions of the category and provides visuals for reference.



Once a diamond is selected, a ring setting can be chosen. Joolez offers several ring settings to choose from to fit any style or preference.




Once the diamond and ring setting is selected, the company appropriates the items from its vendor network, and its GIA-certified gemologist validates the ring after assembly before shipping. All rings are handcrafted and set in Joolez's New York City fulfilment center located in New York City's Diamond District.







Use of Proceeds

Joolez intends to use the funds raised in this offering to further build out its online retail platform and further market to its target demographics.




If Joolez raises the minimum amount of $50,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- Campaign marketing (5%)
- General marketing (40%)
- Research and development (40%)
- General working capital (10%)

If Joolez raises the maximum amount of $250,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- Campaign marketing (1.2%)
- General marketing (40%)
- Research and development (40%)
- Equipment purchases (2%)
- General working capital (1.8%)



Product Roadmap

Joolez's next update to its product recommendation algorithm is intended to make advanced ring recommendations revolving around fashion preferences and personality. As the vendor network grows, the AI recommendation engine leverages behavioral science to learn new shopping behaviors and create smarter product recommendations in real-time. The next phase of growth includes the addition of a social shopping feature, "Shop Together," to expand the diamond ring purchasing experience to couples instead of the traditional one-sided transaction. The social shopping experience would allow couples to shop for rings together via the platform. The company is currently building this feature.



HISTORICAL FINANCIALS

Joolez is a pre-revenue company. At the close of December 2020, the company had $1,552 in cash assets and incurred a net operating loss of $58,854. Consulting expenses, attributed to costs associated with building the company's technology, made up the largest expense category (59%) in 2020.





According to MarketWatch, the global diamond jewelry market was valued at $89 billion in 2020 and is expected to reach $97 billion by the end of 2026, growing at a compound annual growth rate (CAGR) of 1.2% during 2021-2026.[ii] For the diamond engagement ring market, Verified Market Research reports that the U.S. and Canada markets were valued at $28.6 billion in 2019 and are projected to grow at a CAGR of 4.31% from 2020 to 2027.[iii] Although some analysts forecast a drop in global luxury sales due to COVID-19, the news is not all bad. The pandemic's lasting effects are still to be seen, but one trend predicted to continue is the migration from brick-and-mortar shopping to e-commerce.[iv]

The online jewelry industry vertical has experienced slow adoption on the e-commerce front, with most sales conducted in local retail shops. However, market trends have begun to show improvement in e-commerce adoption for jewelry retailers. From 2017 to 2018, online jewelry sales increased over 14%,[v] and according to Research and Markets, is anticipated to reach $19.9 billion from 2020 to 2024, representing a CAGR of 15%.[vi] In 2020, a recent Global Diamond Report by Bain & Company found that Covid-19 had accelerated the convergence of online and offline channels, and up to 20% of diamond retail sales occurred online, up from 13% the previous year.[vii]

In2019, Millennials and Gen Z represented 32% of all global luxury spending, but by 2025 this demographic group is expected to make up 50% of the total market, with 130% of forecasted market growth attributed to the age group. New studies show that coming of age millennials will vastly transform the luxury market by 2025, and according to Forbes, the demographic has radically different expectations from luxury brands and retailers. The trends anticipated to drive market demand include social media engagement, online sales, and influencers' impact on consumer preferences.[viii]

In 2020, the e-commerce industry received over $25.7 billion in venture capital investment across 2,443 deals.



Other notable industry funding information includes the following points:[ix]

- Funding in 2020 decreased 13.6% relative to 2019, along with a 23% decrease in deal count.



- Median post-money valuation reached $10 million in 2020, matching 2019.
- Median deal size reached $1.6 million in 2020. As of March 2021, median deal size has grown 29% reaching $2 million in 2021.
- Over $208.2 billion was invested between 2010 and 2020 across a total of 27,892 deals.

COMPETITORS



Brilliant Earth: Brilliant Earth is an online e-commerce jewelry platform for ethically sourced gems, rings, and fine jewelry. The company was founded in 2005 in response to a lack of transparency and responsible mining practices across the jewelry industry. Its Beyond Conflict Free™ diamonds are selected for their ethical and environmentally responsible origins. The company also uses recycled precious metals and FSC certified packaging[x] and is a certified member of the Responsible Jewelry Council.[xi] Brilliant Earth also includes the GIA Diamond Origin Report to help trace the diamond from its source to its final polished state.[xii]



Blue Nile: Founded in 1999, Blue Nile is an online certified diamond retailer. The company offers custom-made engagement rings and other fine jewelry such as earrings, pendants, and three-stone rings. Its diamonds are GIA graded, and the company offers 30-day returns and lifetime guarantees. Although the company presumes to have the lowest prices, it will typically match a competitor's offer if a diamond with comparable features and quality is priced below what Blue Nile has available on its platform. Since its inception, it claims to have helped more than 2 million customers with close to 5 million unique pieces of jewelry.[xiii] In 2016, Blue Nile was taken private in an all-cash deal with Bain Capital Private Equity and Bow Street LLC. The deal amounted to about $500 million and fetched $40.75 per share for representing a premium of about 34% over its closing price on November 4, 2016.[xiv]



Rare Carat: Founded in 2016, Rare Carat operates a search engine platform to help users purchase diamonds from any retailer. The company uses IBM Watson AI technology and human expertise as tools to aid in evaluating diamonds for consumers.[xv] Its GIA-trained gemologists are available as well for a more human conversation about diamonds from any retailer consumers intend to purchase from. Rare Carat purports to have partnered with major online and offline retailers, grown to over 30 employees, and has powered 1.5 million diamond searches leading to tens of millions of dollars in sales. Rare Carat has also been featured in Glamour, TechCrunch, and VentureBeat and was named in the top fifty of 10,000 startups in the IBM Global Entrepreneurship Program.[xvi]



James Allen: Founded in 2006, James Allen is an online bridal jewelry retailer based in New York City. The company boasts more than 200,000 loose diamonds, wedding rings, and fine jewelry to browse through. It uses its own trademarked Diamond Display Technology to allow buyers to view



150,000 certified conflict-free diamonds with its 360° High Definition (HD) view magnified up to 40x.[xvii] James Allen raised $140 million in growth equity financing from Francisco Partners to further accelerate the company's expansion.[xviii] In 2017, the company was acquired by Signet for $328 million. Signet said JamesAllen.com would operate as an independent division.[xix]

EXECUTIVE TEAM



Yuri Iskhakov, Founder and CEO: Yuri Iskhakov is the founder of Joolez and is responsible for the company's administrative affairs, including the duties of financial, operational, and marketing officers. Mr. Iskhakov is an accomplished business professional with 15 years of experience in product development. He is also the CEO and founder of Nano Labs Venture Studio, where he handles day-to-day executive functions of the business and manages a team of individuals with expertise in experience design, e-commerce business, and marketing to help businesses grow and scale. He holds Graphic Design and Fine Art degrees from Queens College, Collins College, and The Cooper Union for Advancement of Science and Art.

PAST FINANCING

To date, Joolez has received no outside investment, and has been funded solely by its founder.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $3.4 million or $4 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3.4 million (or $4 million) valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.



The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.rapnet.com/company/

ii https://www.marketwatch.com/press-release/diamond-jewelry-market-size-sale-2021-top-developments-and-strategies-that-explain-level-of-competition-and-future-forecasts-in-2026-2021-02-03#:~:text=Get%20a%20sample%20copy%20of%20the%20Diamond%20Jewelry%20mark

iii https://www.verifiedmarketresearch.com/product/us-canada-diamond-engagement-ring-market/#:~:text=According%20to%20Verified%20Market%20Research,4.31%25%20from%202020%20to%202027

iv https://blog.clear.sale/jewelry-e-commerce-statistics-and-insights

v https://blog.clear.sale/jewelry-e-commerce-statistics-and-insights

vi https://www.yahoo.com/lifestyle/worldwide-online-jewelry-industry-2024-122800818.html

vii https://www.bain.com/about/media-center/press-releases/2021/brilliant_under_pressure_global_diamond_market_shows_resilience_in_an_unprecedented_year/

viii https://www.forbes.com/sites/pamdanziger/2019/05/29/3-ways-millennials-and-gen-z-consumers-are-radically-transforming-the-luxury-market/?sh=d97b21c479fd

ix Pitchbook Data, downloaded May 11, 2020

x https://www.brilliantearth.com/about-brilliant-earth/

xi https://www.responsiblejewellery.com/wp-content/uploads/RJC-2013-COP-Certificate_vFeb20_BrilliantEarth.pdf

xii https://www.brilliantearth.com/conflict-free-diamonds/

xiii https://www.bluenile.com/engagement-rings/blue-nile-experience

xiv https://www.baincapital.com/news/blue-nile-enters-definitive-agreement-be-acquired-bain-capital-private-equity-and-bow-street

xv https://www.rarecarat.com/blog/we-re-on-npr-forget-diamonds-are-forever-millennials-want-to-buy-diamonds-on-their-own-terms

xvi https://www.linkedin.com/company/rare-carat/about/

xvii https://www.jamesallen.com/about-us/

xviii https://www.diamondworld.net/contentview.aspx?item=15066

xix https://www.nationaljeweler.com/articles/4600-signet-to-acquire-jamesallen-com-owner-for-328m

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Joolez Inc.
37 West 47ᵗʰ Street, Ste. 208
New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that Joolez Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A, dated April 29, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on September 6, 2021, or at such time and place as the Company may designate by notice to the undersigned (which may be done through the Platform).

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
   i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

   iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned. The undersigned further acknowledges that the Company has the right in its sole and absolute discretion to reject any investor wishing to participate in this Offering.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, its affiliates or any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time. The undersigned acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the in the City of Manhattan, State of New York at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the commercial rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to

enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof. The parties consent and submit to the exclusive personal jurisdiction and venue of any state or federal court located in the City of Manhattan, State of New York, to enforce any arbitration award granted pursuant to this Crowd Note, including, any award granting equitable or injunctive relief, and to otherwise enforce this Crowd Note and carry out the intentions of the parties to resolve all disputes arising under or in connection with this Crowd Note.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	37 West 47th Street, Ste. 208 New York, NY, 10036 Attention: Yuri Iskhakov
with a copy to:	1001 Avenue of the Americas, 12th Floor New York, New York 10018 Attention: Sasha Ablovatskiy
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to

this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Joolez Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

Joolez Inc.

CROWD NOTE

FOR VALUE RECEIVED, Joolez Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.4 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is September 6, 2021.

1. Definitions.

   a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

   b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

   c. "**Corporate Transaction**" shall mean:

      i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

      ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; provided, that for purposes of determining whether a Corporate Transaction has occurred under this Crowd Note, the acquisition or disposition of additional capital stock and/or convertible securities by Yuri Iskhakov and/or his affiliates resulting in him and/or his affiliates beneficially owning from time to time more (or less) than 50% of the total voting power of the Company will not be considered a Corporate Transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction, and not subject to any outstanding options; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i. Subject to Section 1(l), the issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing or through the Platform of the terms of the Corporate Transaction.

   i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

   ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note,

the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares (which may be issued in electronic form).

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law, public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, subject in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire

on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others, except where the failure to so possess or acquire or any such conflict or infringement would not have a material adverse effect on the Company's business or properties. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representations and warranties to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges he, she or it has received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had a sufficient opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that he, she or it is not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either or any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if he, she or it is _not_ a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The parties consent and submit to the exclusive personal jurisdiction and venue of any state or federal court located in the City of Manhattan, State of New York, to enforce any arbitration award granted pursuant to this Crowd Note, including, any award granting equitable or injunctive relief, and to otherwise enforce this Crowd Note and carry out the intentions of the parties to resolve all disputes arising under or in connection with this Crowd Note.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing (email shall suffice) or made through the Platform and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the sender, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt, (ii) when posted on the Platform.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series). The Company may issue other Safes or crowd notes, similar in form and content to this Crowd Note, to other investors that may contain a different Valuation Cap and/or Discount.

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given, withheld, conditioned or delayed in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the City of Manhattan, State of New York at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the commercial rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the

Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Joolez Inc.

CROWD NOTE

FOR VALUE RECEIVED, Joolez Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is September 6, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

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iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction; provided, that for purposes of determining whether a Corporate Transaction has occurred under this Crowd Note, the acquisition or disposition of additional capital stock and/or convertible securities by Yuri Iskhakov and/or his affiliates resulting in him and/or his affiliates beneficially owning from time to time more (or less) than 50% of the total voting power of the Company will not be considered a Corporate Transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction, and not subject to any outstanding options; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. Subject to Section 1(l), the issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing or through the Platform of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note,

the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares (which may be issued in electronic form).

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law, public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, subject in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire

on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others, except where the failure to so possess or acquire or any such conflict or infringement would not have a material adverse effect on the Company's business or properties. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representations and warranties to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges he, she or it has received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had a sufficient opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that he, she or it is not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either or any of their respective officers, directors, employees, advisors, consultants, agent, representatives or affiliates, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if he, she or it is <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The parties consent and submit to the exclusive personal jurisdiction and venue of any state or federal court located in the City of Manhattan, State of New York, to enforce any arbitration award granted pursuant to this Crowd Note, including, any award granting equitable or injunctive relief, and to otherwise enforce this Crowd Note and carry out the intentions of the parties to resolve all disputes arising under or in connection with this Crowd Note.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing (email shall suffice) or made through the Platform and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the sender, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt, (ii) when posted on the Platform.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series). The Company may issue other Safes or crowd notes, similar in form and content to this Crowd Note, to other investors that may contain a different Valuation Cap and/or Discount.

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given, withheld, conditioned or delayed in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the City of Manhattan, State of New York at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the commercial rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the

Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Video Script

Joolez Promo Script

(Old English Accent)

In 1477, Archduke Maximillian of Austria commissioned the very first diamond engagement ring for his betrothed, Mary of Burgundy[1].

Starting a beautiful tradition that lasted centuries, leading to time-honored traditions such as the bended knee, the ring reveal... and disappointed partners.

Yep, you heard right.

Without even realizing it, men have been getting it wrong more often than not. That's why many women hint at an "upgrade" a year into their marriage.
You don't want this to be you…
Worried you might choose the wrong ring?

Don't, she won't care.

She'll love you anyway ...

HAHAHAHAHAHAHAHA

Nervous? don't panic just yet
Joolez makes finding the right ring fast and easy.

At Joolez.com we've taken 25 years of diamond experience,
With hundreds of couples,
to create a platform so intuitive and convenient, anyone can use it. Whether you're brave enough to do it yourself,
or you know better, so you shop together

Joolez is your personal diamond assistant to finding the perfect diamond ring.

Starting with the diamond...
Every decision **you** make
Allows Joolez to understand what's important to you --and her, in a diamond.

Joolez's proprietary algorithm,
powered by Artificial intelligence,
Makes hundreds of thousands of calculations,
Analyzing every diamond worldwide
and provides expert recommendations in real time**.**

[Text overlay: Analysis is reserved to those diamonds for which the requisite information is readily available via our subscription to Rapnet.]

It even tells you when a diamond is a really good deal, bias-free.

Oh, and did we mention having prior diamond knowledge isn't necessary?

Just follow the Green Bars.

Found your perfect diamond? Fantastic!

It's Rings time babyy, and we have you covered
Joolez offers a great selection of classic and contemporary ring styles to satisfy all tastes. Shop together or share it with her circle

No more disappointments.
No more long, confusing lists.
No more time-consuming trips to stores, and endless browsing. No more time wasted on learning diamonds.

Joolez.com

Find your diamond.
Build your Ring.
and get ready for your grand gesture moment!

Sources:

1) https://books.google.com/books?id=DIWEi5Hg93gC&pg=PA76#v=onepage&q&f=false



Joolez

Where BIG commitment meets SMART choices.

CURRENT STAGE: MVP

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

New Strategy: Marketplace + Artificial Intelligence

Joolez is a diamond ring marketplace powered by behavioral science and artificial intelligence to help couples find the perfect diamond ring. The need to buy a diamond ring doesn't come around often, and knowledge about the diamond buying process isn't common. Often, the fear of paying too much, or worse, choosing the wrong ring, can create a lot of unease.

We've combined 25 years of diamond experience and interviews from hundreds of couples to create an online platform that can make the engagement process less fraught and more joyous. Joolez uses its AI software to make shopping for a ring online an experience that is less overwhelming, more efficient, and as stress-free as possible.

PROBLEM SPACE

- Many shoppers do not know much about diamonds.

- Purchasing a diamond often requires advice from a **"trusted expert"** (jeweler, diamond dealer).

- Diamond education is intensive, time-consuming, and confusing.

- Based on research from hundreds of user interviews, the average learning curve is several weeks for a one-time purchase.



THE RETAIL SHIFT



- Consumer demand for choice and instant gratification is growing.




- Diamond industry jewelry retailers are closing down.

- 717 U.S. jewelry retailers closed their doors in 2019, down slightly from 2018's record closures of 852 stores.[i]

- Online shopping is becoming the go-to option.[ii]

- E-commerce is fast becoming an essential strategy for retailers.[ii]

i. 717 US Jewelry Retailers Closed Their Doors in 2019

ii. The Future is Now: 5 Reasons E-Commerce Matters More than Ever



717 US RETAIL JEWELERS CLOSED IN 2019



JOOLEZ

A deeper look at the product



BEHAVIORAL SCIENCE MEETS ARTIFICIAL INTELLIGENCE

CLEAN AND INTUITIVE USER EXPERIENCE

Dynamic user journeys



Joolez

Shop by price.
Pick the option that fits your budget needs. You can adjust later.

$1,000 - $5,000
Small budget? No problem we got you covered.

$5,000 - $10,000
The sweet spot. Quality & style at fair prices.

$10,000 - $25,000+
Spare no expense. Get the best of the best.



Joolez

What size are you looking for?
Average diamond size is 1 carat.

.75 CT

Estimated price range
$1,000 - $5,000

Use the minus or plus button to adjust the carat size up or down.

Continue



Joolez

What shape are you looking for?
All diamonds are GIA certified.

Trending 89.38%

HOT ROUND

Continue



BEHAVIOR-BASED PRODUCT RECOMMENDATION IN REAL TIME

One-click product recommendation

Unbiased expert advice powered by A.I. assistant









BITE-SIZE EDUCATION AND ADVICE

Follow the green bars

SHOP TOGETHER. PERSONALIZED STYLES RECOMMENDED BY A.I.

In development







ADVANTAGES OF A.I. + MARKETPLACE



All-In-One-Place

Joolez + global network of diamond vendors under one roof. More users, more products, less inventory, more revenue



AI Prediction Engine

Segmentation of products and customers is our key for better customer experience, higher conversion



AI Data Mining

Tracking and understanding shopping patterns and behaviors of visitors and customers



Marketing Under One Roof

Marketing and onboarding new jewelry vendors in one platform rather than promoting different e-commerce sites



AI Behavioral Recommendation Product

recommendation in real-time to present product selections best suited to the individual shopper



National Awareness

As retail consolidates, Joolez strategy focuses on national exposure

MARKET SIZE

Global[i]

Diamond Jewelry Market

$89 billion

U.S. & CAN[ii]

Diamond Engagement Ring Market

$27 billion

i Diamond Jewelry Market Size, sale 2021,...and future forecasts in 2026*

ii. U.S. & Canada Diamond Engagement Ring Market Size And Forecast*

Millennials and Gen Z represent 32% of luxury spending and often focus more on a brands purchasing experience rather than the product itself [i]



GO TO MARKET STRATEGY

Distribution

PR Strategy

Publish articles about our innovative marketplace on major news outlets, starting with the tech industry news, to gain the attention of the entrepreneurial audience.

Content Strategy

Utilize educational blogging and video production to build brand awareness and distribute throughout social channels.

Digital Marketing

Target couples and diamond shoppers through social marketing using creative short videos microtargeted to specific audiences along with traditional paid search networks.

Audience

Men
Women
Couples
Ages 22 - 38

Our research shows there is a shift toward couples making the purchase desicision together. We aim to deliver a shopping experience to cater to this shift.

Growth Hacking

Superb User Experience

Joolez's superb shopping experience focuses on higher conversions rates. By cutting the time of diamond education and offering personalized shopping, Joolez aims to provide the best online experience with the lowest price point.

Incentive Programs

Initial incentive program includes a free 14kt gold ring giveaway with a purchase of a diamond.

Brand Partners

Joolez is consistently exploring known jewelry designer brands as ring vendors.

GO TO MARKET STRATEGY

Quality Diamonds
Precious Metals
Artificial Intelligence





Established Dealer Network
High-end Jewelry Designers
NYC-based Fulfillment Center











Yuri Iskhakov
Founder / CEO
18 years of agency experience specializing in product and experience design. Deep expertise in marketing and project management. Team leader. Speaker / Educator.

Eidan Itzhaki
Operations
Detail-oriented individual with an entrepreneurial backbone, venture capitalist determination set on disruption, and sound, logic mindset for operations and management.

Vlad Luch
Marketing Director
Seasoned creative professional who has been immersed in the creative aspects of content creation and marketing for almost a decade. Deep expertise in digital marketing.

Jonathan Shechter
Company Attorney / Advisor
Over 16 years experience with seed, early-stage and growth companies. Empowering, supporting, and advising entrepreneurs, startups and technology-enabled companies across emerging industries, including artificial intelligence, security, and enterprise software.









Matthias Denecke
Ph.D. / Sr. A.I. Engineer
20 years of experience in research, development and implementation of spoken language applications utilizing dialogue management technology along with other types of AI such as machine learning, deep learning, & natural language understanding.

Ümit Kitapcigil
Sr. UX Designer
Over 10 years of experience in product and user experience design. Specializing in rapid prototyping, research, ui design, information architecture, front-end magic.

Uriel Kaykov
GIA Certified Gemologist
Over 11 years of experience in the diamond trade and jewelry manufacturing. Possesses proficient knowledge of diamonds, gemstones, and gemological equipment.

Sasha Ablovatskiy
Company Attorney / Advisor
16 years of experience in working with early and growth-stage startups, as well as public companies, with a focus on technology, business development, product innovation, funding, and legal. Attorney, angel investor, and a former startup co-founder

THANK YOU

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Webinar Transcript

Brett Andrews:	Hi everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us today for this webinar, tuning in here. Today we're going to be hearing from Joolez, a diamond ring marketplace powered by behavioral science and artificial intelligence, or AI. We are joined today by their co-founder and CEO, Yuri Iskhakov. Yuri is the founder of Joolez and is responsible for the company's administrative affairs including the duties of financial, operational and marketing officers. Yuri is an accomplished business professional with 15 years of experience in product development. He is also the CEO and founder of NANO LABS Venture Studio where he handles day to day executive functions of the business and manages a team of individuals with expertise in experience design, eCommerce business and marketing to help businesses grow in scale. He holds a graphic design and fine art degrees from Queens College, Collins College and the Cooper Union for Advancement of Science and Art. How are you doing today, Yuri?
Yuri Iskhakov:	Doing great Brett, how about yourself?
Brett Andrews:	I'm going very well, cannot complain. It seems like the world is getting a little bit back to normal. I'm certainly excited for that. For people tuning in, just so that they know what we're doing here today, Yuri is going to spend about 10 or 15 minutes going through his presentation for Joolez. Hopefully you can see the front slide of the Joolez pitch deck. He's going to go through the pitch, introduce us a little further to the company and then when he's done he'll kick it back to me and I've got some questions for him. We'll jump into a little conversational Q&A. With that, Yuri, I'll let you take it away and let you introduce everyone to Joolez.
Yuri Iskhakov:	Okay, perfect. Brett, thank you so much, really excited to be here. You guys have been great, the team at MicroVentures, just a big thank you for working with us. Let me introduce Joolez. Joolez is a diamond ring marketplace. This is a startup out of our venture studio that we've been working on for some time now. The biggest challenge that we've been trying to face is to bring a different way of how consumers shop online, particularly for really complex products, diamonds and diamond rings, where a lot of decision making, it's complex decision making. It's being made by people with different needs, with different intentions, with different capabilities. We found in the last decade, at least, the user experience in buying engagement rings and diamonds online has been pretty broken. It's not convenient, it's very clunky. We took on our mission of building a company that will change all that together. Essentially Joolez is where big commitments meets hard choices.

We've built a marketplace from the ground up. Essentially we utilized things like behavioral science, artificial intelligence, and really, really intuitive user experience design to bring the experience for people to shop easily online. The way that we got here is we spent a lot of time doing massive research. First of all, members of our team have a tremendous amount of experience in the diamond world, including myself. I spent many years in the past in the jewelry industry working with both manufacturers, retailers and diamond suppliers. We |

have Jamal just on staff and we've also went out, our team went out and interviewed hundreds of couples. We really, truly wanted to understand what is the process of couples making a decision of getting engaged, making a decision of finding the right engagement ring. We're actually lucky to uncover a lot of amazing insights. Taking that insights back to our lab, we worked on building the startup called Joolez.

Before we get into the product, I want to give you a little bit of a high level understanding of what is the major problem with buying diamonds. The majority of people don't know much about diamonds. Diamonds are something that you really don't purchase on a daily basis. Traditionally, this tradition has been changing drastically, but traditionally men would wind up shopping for diamonds only at the point when they finally find the person they want to propose to. Until the moment a man decides that he wants to make this lifetime commitment to a point where he buys the diamond, there's almost no previous necessity to know anything about diamonds on the average. When a man, or in today, any couple decides to get married and they say, "Okay we'd like to find the perfect diamond, we want to find the ring and we want to create that amazing proposal moment" generally what happens is people start going on this educational journey. They start learning about diamonds, they start trying to figure out what's the best way to buy them. They go talk to jewelers, to diamond dealers, to their uncles, to their aunts, to people that got engaged in the past.

Simply, it just becomes a very complex educational process that sometimes could take weeks just from the feedback we've gotten. We strove to understand how to make the right decision and the amount of money to spend and the type of quality and size of the diamond. How to go about making sure that the diamond is authentic and certified without any problems. People spend weeks learning and educating themselves just for a one-time purchase. That's a big deal. That's a lot of time being spent and wasted. A lot of people are afraid of getting scammed, a lot of people are afraid of making the wrong decision. Those trying to make it as a surprise and go out and try to shop for diamonds on their own very frequently tend to disappoint their other half simply because they just didn't know what that person would want or need.

In conjunction with everything that's been happening, even prior to COVID, retail has been taking a very big shift in closing down. A lot of retail operations have been closing down over the last several years. COVID didn't help at all, it probably put a greater dent in the statistics but most of the consumer demands started to shift away from retail and online. Before the consumer demand and consumer research started online, it would wind up in a store but today, people trust the internet so much more. They get access to so much more information and so much more options faster and pretty much anywhere they are rather than going to the stores. ECommerce has become the essential strategy for retailers, which is why Joolez became a direct to consumer model. Let's take a look a little bit deeper at what Joolez is about. Joolez is really a direct to consumer marketplace. We are powered by one of the largest diamond

networks in the world. The diamond vendors that are on our network are vetted, they've been in business for many, many years. They're all certified, they all follow the Kimberly process.

We feel very, very comfortable and confident having these partners in our network supplying the data feed into our system. What we've done is essentially we've taken behavioral science and artificial intelligence and we wanted to create an experience where people could easily make some choices without having much diamond knowledge, without having to force themselves into educating about something that they're going to be buying once in their lifetime and make it as simple and smooth as possible. Buying a diamond is really the first step in the engagement ring process. It is the most expensive portion of the ring. Making the right decision is super important. Now, when you're buying a diamond, the challenge is always finding the middle ground between value, size and quality of the stone.

Like I mentioned before, different people have different capabilities. Some are bound by budgets, some are bound by the size that they would like and some look at is as an investment. We've created different journeys where we're allowing customers to shop either by price, shop by size or shop by shape. As customers made their choices, our system learns on the fly what is important to that customer. As the journey proceeds on, our artificial intelligence makes certain predictions and narrows down products to give you a recommendation of a specific stone. Once you get to the product page, what we introduced is what we call the one-click product recommendation engine when you can start adjusting, it's more of a gamified approach, you can start adjusting price, size or quality by simply clicking plus or minus. You could keep playing with the plus and minus until you find the stone that's good for you, the stone that fits with your budget and delivers the quality and size that you're looking for.

There's a number of options, the conditional options, where we do allow people to add stones to compare. You can put two stones inside a compare box and then compare them side by side. As you're switching stones, we have a very smart AI diamond assistant that will tell you the difference between both stones, the stone you're looking at currently and the stone you were looking at previously. Now what we've done, we've actually taught our system everything about diamonds as if it was a digital gemologist. When you're making these changes in a plus and minus operations, the system starts to understand what's important to you, where are you leaning toward. Are you looking more for a quality stone but you are price conscious or do you want a bigger stone and you're not super crazy about quality but you want to get a good deal. Or maybe you want the best of the best with the largest size. As you play with the system, the system understands better and shifts and adjusts and filters down the product that makes the most sense for the choices you're making.

Additionally, we do have certain call outs where our AI system recognizing the good deal within the batch of diamonds that it's sorting through. For example, if you hit a particular size and the price, the system analyzes the cluster of

diamonds that fall into the same range and sees that this specific stone is priced the best and has the best quality for that price. It will give you a little alert that it's the best value. Now, as you shop in some of the diamonds you do want to understand how do you figure out the four Cs? The way that you measure a diamond is by four Cs, what is called, the cut, the color, clarity, and carat. Each one of those features carry their own values, their own grading system, grading report. What we've done is we've taking the traditional "Four C" education and we've converted it to something that people are used to seeing. We call it the green bars. This is something you see on your cell phone, the cell phone bars. It's very simple to understand. If you have four bars, it's good. The less bars, the worse the quality. If you look at our presentation you'll notice that every single one of the four Cs has its own grading of the green bars. When you make a selection, our system will immediately let you know where on the chart of the four Cs your diamond falls into.

Even without much diamond knowledge, you can quickly understand where you fall in as far as the quality of the product. Something that we've been developing, which is again from the feedback that we have gathered from a lot of couples. The major shift in the engagement ring world is that the couples are now shopping together for rings more and more. Our numbers show that about 60% of the couples made the decision to get engaged together rather than the traditional way when a man would just make that surprise. What we've understood is that it's okay to shop for a ring together. The proposal still stays a surprise. We wanted to embark on the journey of creating the very first platform that will allow couples to shop together for the specific ring. While we're not going to get into too much detail of how we're going to do it because we don't want to give away the secret sauce but one of the features will be a style finder so both men and women can go through a specific quiz-like experience where we can recommend certain rings and certain ring styles based on the receiver's fashion sense. What we're going to be offering is a joint wish list where the couples together can find the right diamond, find the right ring and create their own little nested, private room of product where then they both make a decision of what they like and make a purchase.

This way, all the decision are made together. This is a major decision. Couples should be making these decisions together. Buying an engagement ring is one of the most important decisions relative to buying a house or buying a car together. It's an expensive approach and so couples should make the decisions together. Of course, the person who is going to be wearing the ring should have a lot of say of what the end result looks like. That's coming soon. This is in production, we are developing this right now. We're super excited in bringing this to the market. In the meantime, we are onboarding more jewelry, ring providers and manufacturers and designers so that our database has thousands of options to pick from. As soon as that's ready we will be making an announcement and launching it hopefully by fall of this year.

A little bit more about why are we doing this, like I mentioned before, diamond buying is expensive. Bringing a global network of diamond vendors under one

roof allows customers to find great deals, get a lot of savings on the rings that ... First of all, getting more options. You have a million diamonds that is being served up to an individual experience is uniquely served out to each different visitor based on their needs. Having access to all these diamonds allows you to get more savings on the purchase. We are, I believe, let me rephrase that. Our AI prediction engine is one of its kind, we built it from the ground up. We are tracking a lot of information of how people shop, obviously all the privacy is included. We'd like to essentially become the Amazon of diamond engagement rings so we are the go-to diamond shopping marketplace.

Global market size, today it's already a $90 billion market. It's growing. It is something that diamonds play a big role within the whole jewelry industry. Purchasing a diamond ring is not only an accessory, it's also a semi-investment. Clearly the younger generation wants things fast, wants it now. There has definitely been a bit boost in luxury spending within this category of audience. We are promoting the belief of traditional family oriented mindset. You're buying a diamond ring as a commitment, as a show of faith and commitment to your partner. To have the investment to make and to show that you're looking to build a family and a life together. Our audience is both men, women and couples. We are looking to targeting ages 22 to 38. Like I said, there is a big shift in decision making for couples to purchase diamonds and diamond rings together. We aim to be the best platform that delivers that experience.

Going to market strategy, we do have great products, we have great vendors that are supplying us with diamonds of all shapes, sizes and qualities. We're consistently onboarding new jewelry vendors. We are utilizing artificial intelligence, utilize technology to help people make better choices and buy better, in general. We do have the New York City fulfillment center where every ring and every diamond gets inspected by a GI, gemologist prior to being shipped. All of our customer service, all of the assistance happens in New York. We stand behind everything that goes out. We have a phenomenal dealer network that works with us to make sure that every customer is satisfied with their purchase.

Our management team, essentially, is built out of people who spent years and years both in eCommerce, product development, artificial intelligence, and of course, the diamond industry. I am the founder and CEO, I run this team. I'm very excited to see how else we can help people get their life started together. Thank you very much. Brett, I'm open to questions if you've got them.

Brett Andrews: Yeah. Great, thank you Yuri, that was a very good presentation. I appreciate the background. One of the things, when we met a while back and first started, when you told me about this business, I was really attracted to it. Partially because you mentioned this during the presentation but you likened it to a home or car purchase. I think it's completely in line with that in terms of not only value but unlike a home or a car, most people will look to eventually, maybe not in all cases but you buy a home, eventually you'll probably sell it and move into another home. With cars, they're not going to last forever. Outside of

the unfortunately life changes that may occur with couples, this is an item that in addition to the value, it has an emotional weight to it. It's something that people will hold for the long-term. It's such an important purchase. I do think, having gone through the process myself from a high level, you're right. There's not a lot of education around it. Both with regards to homes and cars, a lot of transactions are happening in that space online today very frequently. It's amazing to me that no one really owns this from a digital standpoint yet.

I wanted to start in terms of questions to learn a little bit more about the supplies side and the dealers that you're working with. Are most of these suppliers independent dealers or are you guys working, I guess I want to get into business model a little bit but you're not sourcing diamonds from actual retailers, these are coming from true independent suppliers? Can you tell us a little bit about what the makeup is of that group?

Yuri Iskhakov: Absolutely. The network of the diamond suppliers are the same suppliers that generally used to supply retailers. We're getting it directly from the source. We're cutting out the middleman, essentially.

Brett Andrews: Got it. How are you finding these folks? Is it just from your existing network from being in the business or how are they finding you? How are you finding them?

Yuri Iskhakov: We're part of the very large B2B diamond network. We are part of that, we're a member of that network. We have access to basically all the dealers around the world. But we do work with select handful that we really enjoy working with that has the most amount of inventory, best quality, has delivery supply that can accommodate the quality we're looking for.

Brett Andrews: Got it. That touches on something that I wanted to get into just a little bit more on the onboarding process there. Let's say you make contact with a new independent dealer. My understanding is you're already working with a high number of them and have inventory. Let's say you find a new one. They obviously have gone through this certification process. In order to, I guess can you walk us through what the onboarding process is of X, Y, Z independent diamond supplier wants to put their inventory onto your site. You mentioned the fulfillment center and getting the GIA inspection but I guess just walk us through how that onboarding process works. I know a big piece of this is having high quality images that people can really take a look at what it is they may be purchasing. Would love to learn a little bit more about how that-

Yuri Iskhakov: Sure. In the diamond dealer world, a lot has to do with the reputation of the vendor. We do a thorough checkup on past what the network supplies us with, we build one on one relationships with the vendors. We want to understand exactly how they operate, what the makeup of their teams are, how fast can they deliver. With diamonds, since every diamond is unique, diamonds consistently move between dealer to dealer and dealer to retailer. That net of [inaudible 00:29:03] of these products is very complex, which means that we

have to be able to work with vendors that can quickly respond to the demand. We do need to understand how they operate and we establish personal relationships. We vet them through our own process just to make sure the relationship is strong. Then we onboard them to be one of the suppliers. The viewing part, all the diamonds that we do sell are certified by a reputable lab, like a GIA lab. That's where we make sure that every stone that's coming through our platform prior to going out to a customer, our gemologist verified and validated every single stone.

Brett Andrews: Got it. Then digging in a little bit deeper there, let me add this quick caveat, if there's anything that I ask that you would deem trade secret or something you don't want to share, just let me know. I'll just kind of- [crosstalk 00:30:27]

Yuri Iskhakov: Sure.

Brett Andrews: Just wanting to get a little bit more into the details. Let's say you find this supplier, this dealer. You vet them out. Their inventory is quality. They bring it to your fulfillment center to do some of that testing process. Let's say they're approved and you want to onboard them into inventory. Are you guys, is it your team that's taking the photos or the pictures of it and then physically uploading that data into the system or are they responsible for doing that? How does that work?

Yuri Iskhakov: The vendors are responsible for all the data and content. They have a backend dashboard that they log into and they upload their feeds into that dashboard.

Brett Andrews: Got it.

Yuri Iskhakov: We curate the feed into our own system, into our machine learning engine for processing.

Brett Andrews: Got it. Very little ... I'm sure it's still work but it's pretty streamlined from your company's perspective where it's not-

Yuri Iskhakov: From the logistical side it's pretty streamlined. Like I said, the network we're a part of has a credible backbone system developed that we're working with. Diamond dealers set up their account, they load up their inventory. The inventory is all organized. We then curate all of our vendors into our feed. That feed gets ran through our machine learning AI engine to learn all of the inventory that's available at the current moment. It happens on a daily basis. Then we connect it to our marketplace. As customers shop through, the system starts to make recommendations on available products in real time.

Brett Andrews: Got it. Makes sense. Then I wanted to transition from there a little bit into pricing and business model and how that works. I know the jewelry industry in general and certainly in the diamond space can be somewhat like real estate and cars where sometimes there can be some back and forth in terms of

negotiation on price. I don't know whether that is something that happens for your platform and whether there could be a bidding process. I guess what I wanted to learn a little bit more about is I'm assuming it's the dealer that sets the price that they want to sell. Then I guess how does it go from there? Is it just, this is our best offer and somebody comes and that's the price they have to pay. Is there any negotiation that's allowed? How do you guys monetize it?

Yuri Iskhakov: We actually negotiate much better rates with dealers because our focus is on value. Then we control the final price of the product, of the diamonds and the rings. We do have, actually, a make an offer option but at the end of the day, we try to compete with the big boys on the market. Full control over pricing is in our hands. We aim to give the best deals available.

Brett Andrews: Got it. I assume to some extent, unlike a physical brick and mortar retail, you're not having to pay rent. I would imagine that people, I'm sure you have corporate rent but I'm sure there's some increased margin there. In terms of finding deals, I think-

Yuri Iskhakov: Absolutely. As a direct to consumer model without having the retail storefront, without all the crazy overhead, we have a lot more flexibility. We keep our margins very low. The only overhead that we have is really the fulfillment center that we work with. Again, it's not as bad as traditional retail rents are. We're able to pass on that savings to our customers.

Brett Andrews: Right, because you can have a fulfillment center located in the industrial zone -

Yuri Iskhakov: Actually, our fulfillment center is located right in the heart of the diamond district.

Brett Andrews: Okay.

Yuri Iskhakov: A lot of our suppliers are in that area. We want speed as well, we need to get access to the products immediately. For the sake of speed and convenience, we chose to stay in the diamond district so this way products can go out as soon as possible.

Brett Andrews: Got it. That's a good transition into the next couple question that I had which are about how does the buying process work. Let's say an individual or a couple as we talked a little bit about on that feature rollout, decide, okay this is the diamond that we want. How is payment handled? Is there any sort of return policy? I would imagine some people may want to see it in person and the funds are held in escrow. Can you share a little bit about how you guys are thinking about that?

Yuri Iskhakov: Right now, as far as payment goes, we're offering all the traditional ways of paying whether it's credit card or PayPal. We did partner up with a company called Affirm to offer basically zero free financing for larger purchases so this

way it alleviates people's pain of spending a lot of money up front. But financing we can now get bigger stones, more higher ticket items. What was your second part of the question? I'm sorry.

Brett Andrews: Sorry, I tend to throw a few, too many questions at one time. I guess the other part of the question was, let's say I pay for it. I guess are all sales final? Is there a period of time where-

Yuri Iskhakov: No. We offer a 14 day return policy. The way that we operate is we made a deal with our vendors that all the money that comes in as a sale stay within escrow. We actually don't process the payment until the client is 100% happy. The money stays in an escrow account for 14 days. The customer has 14 days to make a decision, if they're not happy for whatever reason with their ring and they decided to return it. At that point, we'll just release the funds back and we'll return the merchandise back to our vendors. Essentially if the customer is happy or I should say when the customer is happy, we make sure that payment gets processed, the vendors get paid immediately minus our commission.

Brett Andrews: Okay. Understood. I think that's super critical because one of the things, when you're buying anything online, even if it's just a t-shirt is you want to be able to see it in person. I think to have that comfort that you've got a couple weeks there to make sure you check it out I think is critical.

Yuri Iskhakov: Brett, let me mention just to that point, some of the things we're looking to experiment with and we're just working on the internal setup right now is we would like to offer some virtual previews. Rather than going through the process of shipping the product to the customer and then waiting for their feedback, one of the things, again this is an experimental stage and COVID pushed us into this type of decision making is we would like to allow customers that place an order for a ring and a diamond to schedule a virtual preview where we'll give them a calendar date to pick a time from. Then via Zoom call or a FaceTime call, we can have the diamond ring shown to the client before we assemble it. We can answer any of their questions, address any concerns and then if need be, make choices or changes based on what they request. This way, they can actually preview it prior to receiving it. This way we're hoping it will avoid confusion or any types of discrepancies.

Brett Andrews: Got it, that makes sense. Just as a quick clarification, I've only got a couple questions left but as a quick clarification, you guys are selling or are able to sell both actual diamonds alone and then also with rings and settings, is that right or is it just diamonds?

Yuri Iskhakov: Correct. No, both. We've recently introduced rings into our process. We are, like I mentioned before, we are continuously onboarding new vendors for the ring side. Right now you can buy just a diamond, you can buy just the ring or you could buy them together.

Brett Andrews:	Okay, I just want to follow up on that as a clarification, if I found one ring that I like and then I find a diamond that maybe isn't set into that ring, if I ordered both would you guys handle the setting or would I get both of them-
Yuri Iskhakov:	Yes. No, no, if you're buying both, we will do everything for you. We'll set the stone, we'll size it to the size that you choose, polish it, make it beautiful and put it in a box and ship it to you.
Brett Andrews:	Okay, that's perfect. All in one, that's a great way to do it.
Yuri Iskhakov:	Absolutely. The end game is that one of the things we also advise people that are not sure, for example, about the type of ring, when they're buying a diamond they can always just buy a simple solitaire ring, the most cost effective solid gold solitaire. We can set that stone into the ring and ship it. They can make the proposal and then come back and upgrade their ring together. They can literally go shopping on our ring page and pick out a different ring that they would like, ship us the stone back and we'll reset it for them at no cost.
Brett Andrews:	That's perfect. One of the things that you mentioned, this isn't a question, I just wanted to touch on, is the AI device feature is super compelling. One of the benefits, I guess, of going into a place is you get to ask questions but because you provide it all there, you get that benefit without the pressure that comes with being in a retail store. Even if I'm just going to buy a suit or something there's time where I'm like, "I just want to look on my own and not be bothered." I'm squarely a millennial, I fit right into your target market.
Yuri Iskhakov:	Awesome.
Brett Andrews:	I know a lot of people that are my age that feel the same, exact way when it comes to making big purchases of any kind. Last two questions, I'm trying to think of which order to ask these. I guess I'll start with the use of funds here. Obviously the reason why we are doing this webinar is to help promote the fundraise that we're doing on the MicroVentures platform for Joolez. I wanted to get some of your thoughts in terms of the fundraise and how you guys plan to deploy that. At the end, I'll just let you know now, I will make sure to point people towards where they can find some more information on all of this but just while I have you here, I think it would be helpful to just hear a little bit about how you guys plan to spend the funds that will be raised.
Yuri Iskhakov:	Absolutely. Our biggest belief, purely from a product development mindset, is that rather than wasting money on continuously marketing and remarketing to customers to bring to your website in hopes of selling a product is that if you create an experience that helps people address all of their concerns, all of their worries and answers as many questions without having to even ask for all of the answers, the system and the product will basically sell itself. My venture studios has been building eCommerce for almost 20 years now. We've got hundreds of projects under our belt. We understand what it means for customers to be

shopping digitally. This is a self-serving experience. In order for a platform or eCommerce experience to be personalized, you need new tools. You need tools like artificial intelligence that can understand your intentions. Part of AI is natural language processing where the system can actually communicate to you, much like our diamond assistant, which we trained on gemology. We've trained our system to understand diamonds like a gemologist would. It knows the difference all the way down to the final detail of a cut, of a color, of the clarity and it can make a decision and give you a diamond and tell you what's the difference between the diamonds that you're looking at, the comparison.

Part of the raise was that we would like to continue putting our knowledge and experience into technology, into building the most convenient platform for people to shop from. We have tremendous amount of ideas that we're already executing, we just would like to execute them much faster. In order to execute much faster, we need to increase our resources, bring on board a few more talented people and then of course, we will continue to expand the outreach to the vendors and continue marketing to the consumers so that they can experience this platform on their own.

Brett Andrews: Got it. I think that [crosstalk 00:46:49]. I think that's a big point to highlight. As an investor myself, I always like to find companies where the capital is really going towards quicker growth, you know what I mean? It's not like, "Hey this is binary. If we don't get the money, we can't progress." You are progressing, this is just like, "Hey, we want to speed this up," which makes a ton of sense.

Yuri Iskhakov: Just to add on to that, sorry to interrupt you, the majority of companies that are in the industry, they spend millions of dollars on marking but they spend almost nothing on user experience. We're actually trying to flip it on its head and our user experience will outpace other people's conversions by several fold. As an investor, you would understand if your business converts better than the rest of the competition, the marketing dollars are now being put to much better use than they are traditionally.

Brett Andrews: That's totally true. I was going to point people at the end but might as well say it now, I would encourage anyone, certainly if you're in the market for a diamond but even if not to go check out the website. It's Joolez.com. I was really super impressed by the UI and UX. Even if you just kind of start clicking through there. I think you guys have done an exceptional job, especially given this is really the first outside financing round. I would definitely second that. I think the proof is in the pudding there. Last one, this is kind of more high level but just a little curious and then we can wrap up, was about future plans. I want to add another caveat for the listeners here that obviously any of this can change. I'm not holding Yuri to any of this at all but I'm just curious how he thinks about it. Obviously you're building this AI engine and I think rightly so, focused on what is the massive market of engagement rings. But at some point I imagine you'll have this inventory, you'll have the AI engine for recommendations. Do you see potential to get the other business lines related to jewelry? Again, not to throw too many questions at you, then also other sort of revenue opportunities. I

	would imagine insurance or things like that could fit nicely into what you guys are doing.
Yuri Iskhakov:	Absolutely, that's a great question. There's a ton of opportunities that are going to be growing out of this. One of the major opportunities is with the next round of technology, what we hope to create is the next level of product recommendation engine that not only focuses on diamonds but starts to focus on more of a fashion related predictions, which will play much nicer with rings and ring recommendations. Which, essentially, can expand into onboarding other types of luxury items into the platform. Right now we don't have any plans to add additional items. We do want to own this category. We want to be the go-to place for diamond engagement rings. One of the reasons that there hasn't been any innovation in the diamond and jewelry industry since 17, 18 years ago since Blue Nile came on board and they were the last ones to do anything innovative and disruptive. Over the years they've done great but I think they've dropped the ball on continuous innovation, which is kind of our opportunity.
	We're innovating to be the next Blue Nile. We'd like to be on that level. Then we do have some additional ideas for different revenue streams. Some things like affiliate marketing that plays very well with parallel businesses, companies like Zolo for example, which is a registry or you can talk about Zillow. Anything that happens, every company that caters to couples after they get engaged, after they get married could potentially become our partners that, from a marketing perspective, lead generation and lead sales is an avenue that we're exploring as well. From a financing standpoint, when the time is right and with the right partnership, there's a very good chance we're going to be looking into offering additional finance options. For example, Affirm today limits how much they are willing to finance. I believe they go up to $18,000 per customer per purchase. If the data shows us that we need to give other alternatives of financing, when we're big enough we're going to get into that as well. This startup has a lot of legs to grow but we, like everything else, we like to take things each phase at a time, maximize it, put in 100%, get it to success and then grow from there.
Brett Andrews:	Got it. We'll leave it at that but look, if you were in just engagement rings alone we've already talked about it, it's a sizeable market but I think it's helpful to understand the tertiary opportunities that are out there as you guys continue to build. I think the right path is to focus obsessively on the problem at hand. Yuri, I really appreciate it. Before we sign off here, just to let people listening know if you are interested in finding out some more information, you're likely listening to this already on the Joolez campaign page on the MicroVentures website, but if somehow you came across this on another format I'd encourage you to go to that campaign page, the domain link for that is invest.microventures.com/offerings/joolez. Again, Joolez is spelled J-O-O-L-E-Z.
	On that page you'll find a bunch of other information that we put together in conjunction with the Joolez team. It's got terms of the investment, it's got the user funds breakdown that we discussed a little bit, it's got the pitch deck that

Yuri went through is also listed there. We've got some industry data, competitive analysis, just a lot more information if you want to go visit. I'd also encourage you to scroll down, there's a discussion forum there. If you do have any questions that you didn't feel like we covered, you can feel free to ask those. Yuri and his team have been responsive in addressing those questions. If you have anything that isn't covered in the material or hasn't been asked previously and we didn't cover today, that's a good place to go to. Of course, if you'd like to invest, as we touched on, we are doing a fundraise. There is an early bird perk that you can see if you are to get, depending on when you're hearing this, if you are to participate sooner rather than later.

If you'd like to invest, there's an orange Invest button up at the top right. You can click on that. If you have an account with us, you likely know how this works but if not, you can sign up and create one. It will walk you through the steps. You can contribute to what these guys are building. It's a really exciting time in a company's formation. As good a time as any to get involved. With that, Yuri, is there any final thoughts or anywhere else you'd like to point people towards?

Yuri Iskhakov: Joolez.com, please check us out. Try to experience it. I even encourage people to work with our platform first and then go play with somebody else and see the comparison. We really wanted to make sure our experience was so easy and so convenient that everybody else becomes frustrating. Kind of a little challenge we're throwing out there. Definitely check out Joolez.com. Spread the word, tell your friends and engage and invest in happily ever after with us.

Brett Andrews: Yeah. I mentioned this before but I can certainly testify to the usability of the site. You guys have done a great job so far. Yuri, like I said, I really appreciate the time today and you going through this. I thought we covered some good ground in the Q&A and thank you for doing this. I really appreciate it.

Yuri Iskhakov: Thank you so much Brett and thank you to MicroVentures for hosting this.

Brett Andrews: Sounds good, talk soon.

Yuri Iskhakov: Talk soon, bye bye.

Brett Andrews: Bye.